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Exhibit 99.1

Gaffney, Cline & Associates

HYDROCARBON PROVED RESERVE STATEMENT
FOR
YPF S.A. NON OPERATED ARGENTINE PROPERTIES
AS OF SEPTEMBER 30, 2011

Prepared for
YPF S.A.

February 2012

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Gaffney, Cline & Associates

SECTIONS

INTRODUCTORY LETTER

STATEMENT OF RESERVES

AUDIT PROCESS DESCRIPTION

STATEMENT OF QUALIFICATIONS

SEC DEFINITIONS FOR OIL AND GAS RESERVES

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Gaffney, Cline & Associates Gaffney, Cline & Associates, Inc. 1300 Post Oak Blvd., Suite 1000 Houston, TX 77056 Telephone: +1 713 850 9955 www.gaffney-cline.com

C1900.01/RW/CG/ LT2071	February 17, 2012

Mr. Aquiles Rattia Regalado
Director de Reservas, YPF S.A.
Macacha Güemes 515
C1106BKK Buenos Aires
Argentina

Hydrocarbon Proved Reserve Statement for YPF S.A
Non Operated Argentine Properties as of September 30, 2011

Dear Mr. Aquiles Rattia Regalado,

This reserve statement has been prepared by Gaffney, Cline & Associates (GCA) and issued on February 17, 2012 at the request of YPF S.A. regarding assets it holds in Argentina. These assets comprise the non operated areas of Acambuco, Aguada Pichana, Aguaragüe, CAM2A Sur, CNQ7, CNQ7A, El Tordillo, La Yesera, Lindero Atravesado, Magallanes, Palmar Largo,Puesto Hernández, Puesto Quiroga La Tapera, Ramos, Río Negro Norte, San Roque and Tierra del Fuego, where YPF holds different percentages of participation on each field as described below. GCA has conducted an independent audit examination as of September 30, 2011, of the hydrocarbon liquid and natural gas proved reserves of the mentioned areas. This report is intended for inclusion in YPF’s filings (20-F, F-3) with the United States Securities and Exchange Commission.

On the basis of technical and other information made available to us concerning these property units, we hereby provide the reserve statements given in the table below.

Statement of Remaining Hydrocarbon Volumes
YPF S.A. Non Operated Properties in Argentina
As of September 30, 2011

	Gross (100%) Field Volumes		YPF Working Interest Reserves

	Liquids	Gas	Liquids	Gas
	(MMm3)	(Bm3)	(MMm3)	(Bm3)
Proved
Developed	29.1	54.4	12.1	18.4
Undeveloped	5.8	9.6	2.1	2.2

Total Proved	34.9	64.0	14.2	20.6

Note: The totals in the following tables could have rounding differences arising from hidden decimals of the individual quoted reserve values.

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C1900.01/RW/CG/ LT2071 YPF S.A.	Gaffney, Cline & Associates

Statement of 100% Gross Field Volumes
YPF S.A. Non Operated Properties in Argentina, as of September 30, 2011

Liquid Hydrocarbon Volumes

	Proved
	Developed
Area	Producing	Non Producing	Undeveloped	Total
	Mm3	Mm3	Mm3	Mm3
Acambuco	807		821	1,629
Aguada Pichana	1,902	655	46	2,603
Aguaragüe	640		226	866
CNQ 7A	4,761		2,677	7,438
CNQ 7	210		20	230
El Tordillo	4,351		1,361	5,712
La Tapera – P.Quiroga	119		63	182
La Yesera	228			228
Lindero Atravesado	264			264
Magallanes	338	869		1,207
Palmar Largo	309		65	374
Puesto Hernández	2,753		363	3,116
Puesto Hernández Extensión	2,366		82	2,448
Ramos	833			833
Río Negro Norte	89	14		103
San Roque	5,720			5,720
Tierra del Fuego	1,911		48	1,959

Total	27,602	1,538	5,771	34,911

(*)	Total hydrocarbon liquids reported here include oil, condensate, gasoline, NGL, propane and butane.

Natural Gas Volumes

	Proved
	Developed
Area	Producing	Non Producing	Undeveloped	Total
	MMm[3]	MMm[3]	MMm[3]	MMm[3]
Acambuco	8,690		8,440	17,131
Aguada Pichana	6,310	2,175	153	8,639
Aguaragüe	2,874		689	3,562
CNQ 7A
CNQ 7
El Tordillo	502		265	767
La Tapera – P.Quiroga
La Yesera	95			95
Lindero Atravesado	1,176			1,176
Magallanes	1,597	3,223		4,820
Palmar Largo	72		15	87
Puesto Hernández
Puesto Hernández Extensión
Ramos	4,676			4,676
Río Negro Norte	66	3		69
San Roque	15,586			15,586
Tierra del Fuego	7,400		1	7,401

Total	49,046	5,400	9,563	64,009

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C1900.01/RW/CG/ LT2071 YPF S.A.	Gaffney, Cline & Associates

Statement of YPF S.A. Working Interest Reserves
YPF S.A. Non Operated Properties in Argentina, as of September 30, 2011

Liquid Hydrocarbon Volumes

	Proved
	Developed
Area	Producing	Non Producing	Undeveloped	Total
	Mm3	Mm3	Mm3	Mm3
Acambuco	182		185	366
Aguada Pichana	519	179	12	710
Aguaragüe	192		68	260
CNQ 7A	2,381		1,338	3,719
CNQ 7	63		6	69
El Tordillo	531		166	697
La Tapera – P.Quiroga	15		8	22
La Yesera	80			80
Lindero Atravesado	99			99
Magallanes	184	489		672
Palmar Largo	93		20	112
Puesto Hernández	1,694		223	1,918
Puesto Hernández Extensión	2,366		82	2,448
Ramos	422			422
Río Negro Norte	31	5		36
San Roque	1,951			1,951
Tierra del Fuego	573		14	588

Total	11,375	672	2,122	14,169

(*)	Total hydrocarbon liquids reported here include oil, condensate, gasoline, NGL, propane and butane.

Natural Gas Volumes

	Proved
	Developed
Area	Producing	Non Producing	Undeveloped	Total
	MMm[3]	MMm[3]	MMm[3]	MMm[3]
Acambuco	1,955		1,899	3,854
Aguada Pichana	1,721	593	42	2,356
Aguaragüe	862		207	1,069
CNQ 7A
CNQ 7
El Tordillo	61		32	94
La Tapera – P.Quiroga
La Yesera	33			33
Lindero Atravesado	441			441
Magallanes	910	1,887		2,797
Palmar Largo	22		4	26
Puesto Hernández
Puesto Hernández Extensión
Ramos	2,371			2,371
Río Negro Norte	23	1		24
San Roque	5,316			5,316
Tierra del Fuego	2,220		0	2,220

Total	15,936	2,481	2,184	20,601

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C1900.01/RW/CG/ LT2071 YPF S.A.	Gaffney, Cline & Associates

Hydrocarbon liquid volumes represent crude oil, condensate, gasoline and NGL estimated to be recovered during field separation and plant processing and are reported in thousands of stock tank cubic meters. Natural gas volumes represent expected gas sales, and are reported in millions of cubic meters (at standard conditions of 15 degrees Celsius and 1 atmosphere). The volumes have not been reduced for fuel usage in the field. Based on the interpretation that Argentine royalties are a financial obligation or substantially equivalent to a production or similar tax, royalties payable to the provinces have not been deducted from the reported volumes. The following table presents consumption gas, as a percentage of produced gas for each area.

Consumed gas
Area	%
Acambuco	1.75
Aguada Pichana	2.92
Aguaragüe	4.67
El Tordillo	100.00
La Yesera	10.73
Lindero Atravesado	7.50
Magallanes	4.85
Palmar Largo	100.00
Ramos	3.52
Río Negro Norte	31.00
San Roque	1.72
Tierra del Fuego	7.98

Gas reserves sales volumes are based on firm and existing gas contracts, or on the reasonable expectation that any such existing gas sales contracts will be renewed on similar terms in the future.

Appendix I contains the statement of reserves for each unit area.

It is our understanding that the proved reserves estimated in this report constitute approximately 21.4% percent of YPF’s Proved Reserves; it is also our understanding that the Proved Undeveloped Reserves estimated in this report constitute approximately 10.9% percent of all YPF’s Proved Undeveloped Reserves as of September 30, 2011. These proportions are on a barrel oil equivalent (BOE) basis. GCA is not in a position to verify this statement as it was not requested to review YPF’s other oil and and gas assets. Our study was completed on February 10, 2012.

A description of the individual assets reserve estimation methodology and the main differences between GCA and YPF interpretations are presented in Appendix II.

This audit examination was based on reserve estimates and other information provided by YPF to GCA through February 10, 2012 and included such tests, procedures and adjustments as were considered necessary under the circumstances to prepare the report. All questions that arose during the course of the audit process were resolved to our satisfaction. GCA believes that the assumptions, data, methods and procedures used in connection with the preparation of this report are appropriate for the purpose served by the report.

The economic tests for the September 30, 2011 Reserve volumes were based on realized crude oil, condensate, NGL and average gas sales prices as shown in the following table, as advised by YPF. A prior twelve-month first-day-of-the-month average price for West Texas Intermediate (WTI) crude of US$94.31/Bbl serves as the foundation for the oil, condensate and gasoline price. YPF is subject to extensive regulations relating to the oil and

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C1900.01/RW/CG/ LT2071 YPF S.A.	Gaffney, Cline & Associates

gas industry in Argentina which include specific natural gas market regulations as well as hydrocarbon export taxes that apply until 2017 according to Law 26,217, all of which affect the realized prices of oil and other products in the domestic market. As a result, crude oil prices used to determine reserves are set at the beginning of every month until 2011, for crude oils of different quality produced by YPF, considering the realized prices for crude oils of such quality in the domestic market, taking into account the effects of Law 26,217. Additionally, a significant portion of the Argentine gas market is regulated. Natural gas prices for the residential and power generation segments, as well as natural gas for vehicles, are regulated by the government. Natural gas prices for industrial consumers are negotiated by market participants on a private basis. As a result, there are no benchmark market natural gas prices available in Argentina. GCA audited and accepted the methodology and prices used by YPF in estimating the reserves in Argentina. In addition, YPF increments the crude oil, condensate and gasoline price in 2017 due to the scheduled expiration of the export retention tax mentioned above. Caution is advised in this regard as the export tax has been scheduled to expire several times in the recent past but extended as the deadline approached. Maintaining the current price would no doubt have an impact on the reserves estimates.

	Prices
Area	Crude Oil Condensate Gasoline 2011-2016	Crude Oil Condensate Gasoline 2017+	Propane	Butane NGL	Natural Gas
	US$/Bbl	US$/Bbl	US$/Bbl	US$/Bbl	US$/Mm3
Acambuco	56.42	87.21			76.16
Aguada Pichana	60.93	92.89		13.67	78.77
Aguaragüe	56.42	87.21		13.67	72.69
CNQ 7A	59.80	91.76
CNQ 7	61.35	93.31
El Tordillo	56.42	87.21
La Tapera – P.Quiroga	56.42	87.21
La Yesera	61.35	93.31			99.25
Lindero Atravesado	60.93	92.89			86.60
Magallanes	58.77	90.73			35.70
Palmar Largo	56.42	87.21
Puesto Hernández	61.35	93.31
Puesto Hernández Extensión	61.35	93.31
Ramos	56.42	87.21		13.67	72.69
Río Negro Norte	61.35	93.31			99.25
San Roque	60.93	92.89		13.67	80.83
Tierra del Fuego	58.77	90.73	31.99	13.67	33.76

Future capital costs were derived from development program forecasts prepared by YPF for the fields. Recent historical operating expense data were utilized as the basis for operating cost projections. GCA has found that YPF has projected sufficient capital investments and operating expenses to produce economically the projected volumes

It is GCA’s opinion that the estimates of total remaining recoverable hydrocarbon liquid and gas volumes at September 30, 2011, are, in the aggregate, reasonable and the reserves categorization is appropriate and consistent with the definitions for reserves set out in 17-CFR Part 210 Rule 4-10(a) of Regulation S-X of the United States Securities and Exchange Commission (as set out in Appendix IV). GCA concludes that the methodologies employed by YPF in the derivation of the volume estimates are appropriate and that the quality of the data relied upon, the depth and thoroughness of the estimation process is adequate.

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C1900.01/RW/CG/ LT2071 YPF S.A.	Gaffney, Cline & Associates

GCA is not aware of any potential changes in regulations applicable to these fields that could affect the ability of YPF to produce the estimated reserves.

This assessment has been conducted within the context of GCA's understanding of YPF's petroleum property rights as represented by YPF's management. GCA is not in a position to attest to property title, financial interest relationships or encumbrances thereon for any part of the appraised properties or interests.

There are numerous uncertainties inherent in estimating reserves and resources, and in projecting future production, development expenditures, operating expenses and cash flows. Oil and gas reserve engineering and resource assessment must be recognized as a subjective process of estimating subsurface accumulations of oil and gas that cannot be measured in an exact way. Estimates of oil and gas reserves or resources prepared by other parties may differ, perhaps materially, from those contained within this report. The accuracy of any reserve or resource estimate is a function of the quality of the available data and of engineering and geological interpretation. Results of drilling, testing and production that post-date the preparation of the estimates may justify revisions, some or all of which may be material. Accordingly, reserve and resource estimates are often different from the quantities of oil and gas that are ultimately recovered, and the timing and cost of those volumes that are recovered may vary from that assumed.

For this assignment, GCA served as independent reserve auditors. The firm's officers and employees have no direct or indirect interest holdings in the property units evaluated. GCA's remuneration was not in any way contingent on reported reserve estimates. The qualifications of the technical person primarily responsible for overseeing this audit are included in Appendix III.

This report has been prepared at the request of YPF regarding assets it holds in Argentina and is for inclusion in YPF’s filings with the United States Securities and Exchange Commission.

Yours sincerely
Gaffney, Cline & Associates

/s/ Cesar E. Guzzetti

Cesar E. Guzzetti
General Manager – Latin America Southern Cone

Enclosures:

Appendix I:	Statement of Reserves
Appendix II:	Audit Process Description
Appendix III:	Statement of Qualifications
Appendix IV:	SEC Reserve Definitions

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C1900.01/RW/CG/ LT2071 YPF S.A.	Gaffney, Cline & Associates

APPENDIX I

STATEMENTS OF RESERVES

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C1900.01/RW/CG/ LT2071 YPF S.A.	Gaffney, Cline & Associates

1

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YPF S.A. Non Operated Areas

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Reserves Certification @ September 30, 2011
for YPF S.A.

A. Cumulative Production to September 30, 2011

Oil						Gas
Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
98,591	55,442	154,033	44,700	4,497	32,759	13,817	373,896

B.	Gross Field Reserves @ September 30, 2011

	Oil						Gas
	Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
	Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
Proved
Developed Prod.	5,336	11,582	16,918	2,567	993	7,124	5,161	49,046
Developed Non-Prod.	883		883	17	71	568	3	5,400
Undeveloped	1,227	3,451	4,678	928	5	160	280	9,563

Sub-total Proved	7,446	15,033	22,478	3,512	1,069	7,853	5,444	64,009

C.	YPF S.A. Working Interest Reserves @ September 30, 2011

	Oil						Gas
	Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
	Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
Proved
Developed Prod.	1,521	6,360	7,882	812	312	2,369	1,645	15,936
Developed Non-Prod.	494		494	5	19	155	1	2,981
Undeveloped	201	1,656	1,857	217	1	47	37	2,184

Sub-total Proved	2,216	8,016	10,232	1,033	333	2,571	1,683	20,601

D. Notes:

GCA Engineer:	RW

Approved:	DKM

Date:	31-Jan-12

Page 1	Gaffney, Cline & Associates

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UTE Acambuco

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Reserves Certification @ September 30, 2011
for YPF S.A.

Basin:	Noroeste	YPF S.A. Oil Interest:	22.50%

Province:	Salta	YPF S.A. Gas Interest:	22.50%

Country:	Argentina	Field Gas Usage:	1.75%

Operator	Pan American Energy	Sales Gas:	98.25%

		Royalty:	12.00%

A.	Cumulative Production to September 30, 2011

Oil						Gas
Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
211		211	2,528			0	21,943

B.	Gross Field Reserves @ September 30, 2011

	Oil						Gas
	Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
	Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
Proved
Developed Prod.	8		8	799				8,690
Developed Non-Prod.
Undeveloped				821				8,440

Sub-total Proved	8		8	1,621				17,131

C.	YPF S.A. Working Interest Reserves @ September 30, 2011

	Oil						Gas
	Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
	Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
Proved
Developed Prod.	2		2	180				1,955
Developed Non-Prod.
Undeveloped				185				1,899

Sub-total Proved	2		2	365				3,854

D.	Notes:

GCA Engineer:	RW

Approved:	DKM

Date:	31-Jan-12

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UTE Aguada Pichana

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Reserves Certification @ September 30, 2011
for YPF S.A.

Basin:	Neuquina	YPF S.A. Oil Interest:	27.27%

Province:	Neuquén	YPF S.A. Gas Interest:	27.27%

Country:	Argentina	Field Gas Usage:	2.92%

Operator	Total	Sales Gas:	97.08%

		Royalty:	15.00%

A.	Cumulative Production to September 30, 2011

Oil						Gas
Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
			731	1,614	9,107		44,541

B.	Gross Field Reserves @ September 30, 2011

	Oil						Gas
	Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
	Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
Proved
Developed Prod.				48	206	1,648		6,310
Developed Non-Prod.				17	71	568		2,175
Undeveloped				1	5	40		153

Sub-total Proved				66	282	2,255		8,639

C.	YPF S.A. Working Interest Reserves @ September 30, 2011

	Oil						Gas
	Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
	Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
Proved
Developed Prod.				13	56	449		1,721
Developed Non-Prod.				5	19	155		593
Undeveloped				0	1	11		42

Sub-total Proved				18	77	615		2,356

D.	Notes:

GCA Engineer:	RW

Approved:	DKM

Date:	31-Jan-12

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UTE Aguaragüe

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Reserves Certification @ September 30, 2011
for YPF S.A.

Basin:	Noroeste	YPF S.A. Oil Interest:	30.00%

Province:	Salta	YPF S.A. Gas Interest:	30.00%

Country:	Argentina	Field Gas Usage:	4.67%

Operator	Tecpetrol	Sales Gas:	95.33%

		Royalty:	12.00%

A.	Cumulative Production to September 30, 2011

Oil						Gas
Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
1,437		1,437	18,645		6,950	119	78,389

B.	Gross Field Reserves @ September 30, 2011

	Oil						Gas
	Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
	Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
Proved
Developed Prod.	42		42	303		296	7	2,874
Developed Non-Prod.
Undeveloped				105		121		689

Sub-total Proved	42		42	408		416	7	3,562

C.	YPF S.A. Working Interest Reserves @ September 30, 2011

	Oil						Gas
	Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
	Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
Proved
Developed Prod.	13		13	91		89	2	862
Developed Non-Prod.
Undeveloped				32		36		207

Sub-total Proved	13		13	122		125	2	1,069

D.	Notes:

GCA Engineer:	RW

Approved:	DKM

Date:	31-Jan-12

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UTE CNQ 7A

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Reserves Certification @ September 30, 2011
for YPF S.A.

Basin:	Neuquina	YPF S.A. Oil Interest:	50.00%

Province:	Mendoza/La Pampa	YPF S.A. Gas Interest:	50.00%

Country:	Argentina	Field Gas Usage:

Operator	Pluspetrol	Sales Gas:

		Royalty:	15.00%

A.	Cumulative Production to September 30, 2011

Oil						Gas
Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]

B.	Gross Field Reserves @ September 30, 2011

	Oil						Gas
	Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
	Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
Proved
Developed Prod.	909	3,852	4,761
Developed Non-Prod.
Undeveloped	74	2,603	2,677

Sub-total Proved	983	6,455	7,438

C.	YPF S.A. Working Interest Reserves @ September 30, 2011

	Oil						Gas
	Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
	Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
Proved
Developed Prod.	455	1,926	2,381
Developed Non-Prod.
Undeveloped	37	1,302	1,338

Sub-total Proved	491	3,227	3,719

D.	Notes:

GCA Engineer:	RW

Approved:	DKM

Date:	31-Jan-12

Page 5	Gaffney, Cline & Associates

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UTE CNQ 7

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Reserves Certification @ September 30, 2011
for YPF S.A.

Basin:	Neuquina	YPF S.A. Oil Interest:	30.00%

Province:	Mendoza	YPF S.A. Gas Interest:	30.00%

Country:	Argentina	Field Gas Usage:

Operator	Pluspetrol	Sales Gas:

		Royalty:	15.00%

A.	Cumulative Production to September 30, 2011

Oil						Gas
Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
219	21	241

B.	Gross Field Reserves @ September 30, 2011

	Oil						Gas
	Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
	Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
Proved
Developed Prod.	81	129	210
Developed Non-Prod.
Undeveloped	20		20

Sub-total Proved	101	129	230

C.	YPF S.A. Working Interest Reserves @ September 30, 2011

	Oil						Gas
	Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
	Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
Proved
Developed Prod.	24	39	63
Developed Non-Prod.
Undeveloped	6		6

Sub-total Proved	30	39	69

D.	Notes:

GCA Engineer:	RW

Approved:	DKM

Date:	31-Jan-12

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UTE El Tordillo

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Reserves Certification @ September 30, 2011
for YPF S.A.

Basin:	San Jorge	YPF S.A. Oil Interest:	12.20%

Province:	Chubut	YPF S.A. Gas Interest:	12.20%

Country:	Argentina	Field Gas Usage:

Operator	Tecpetrol	Sales Gas:	100.00%

		Royalty:	12.00%

A.	Cumulative Production to September 30, 2011

Oil						Gas
Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
37,588	9,293	46,881				5,470	5,470

B.	Gross Field Reserves @ September 30, 2011

	Oil						Gas
	Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
	Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
Proved
Developed Prod.	2,050	2,301	4,351				502	502
Developed Non-Prod.
Undeveloped	958	403	1,361				265	265

Sub-total Proved	3,008	2,704	5,712				767	767

C.	YPF S.A. Working Interest Reserves @ September 30, 2011

	Oil						Gas
	Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
	Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
Proved
Developed Prod.	250	281	531				61	61
Developed Non-Prod.
Undeveloped	117	49	166				32	32

Sub-total Proved	367	330	697				94	94

D.	Notes:

GCA Engineer:	RW

Approved:	DKM

Date:	31-Jan-12

Page 7	Gaffney, Cline & Associates

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UTE La Tapera – P.Quiroga

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Reserves Certification @ September 30, 2011
for YPF S.A.

Basin:	San Jorge	YPF S.A. Oil Interest:	12.20%

Province:	Chubut	YPF S.A. Gas Interest:	12.20%

Country:	Argentina	Field Gas Usage:

Operator	Tecpetrol	Sales Gas:

		Royalty:	12.00%

A.	Cumulative Production to September 30, 2011

Oil						Gas
Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
268		268				0	0

B.	Gross Field Reserves @ September 30, 2011

	Oil						Gas
	Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
	Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
Proved
Developed Prod.	119		119
Developed Non-Prod.
Undeveloped	63		63

Sub-total Proved	182		182

C.	YPF S.A. Working Interest Reserves @ September 30, 2011

	Oil						Gas
	Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
	Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
Proved
Developed Prod.	15		15
Developed Non-Prod.
Undeveloped	8		8

Sub-total Proved	22		22

D.	Notes:

GCA Engineer:	RW

Approved:	DKM

Date:	31-Jan-12

Page 8	Gaffney, Cline & Associates

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UTE La Yesera

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Reserves Certification @ September 30, 2011
for YPF S.A.

Basin:	Neuquina	YPF S.A. Oil Interest:	35.00%

Province:	Río Negro	YPF S.A. Gas Interest:	35.00%

Country:	Argentina	Field Gas Usage:	10.73%

Operator	Pluspetrol	Sales Gas:	89.27%

		Royalty:	12.00%

A.	Cumulative Production to September 30, 2011

Oil						Gas
Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
613		613				182	182

B.	Gross Field Reserves @ September 30, 2011

	Oil						Gas
	Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
	Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
Proved
Developed Prod.	228		228				95	95
Developed Non-Prod.
Undeveloped

Sub-total Proved	228		228				95	95

C.	YPF S.A. Working Interest Reserves @ September 30, 2011

	Oil						Gas
	Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
	Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
Proved
Developed Prod.	80		80				33	33
Developed Non-Prod.
Undeveloped

Sub-total Proved	80		80				33	33

D.	Notes:

GCA Engineer:	RW

Approved:	DKM

Date:	31-Jan-12

Page 9	Gaffney, Cline & Associates

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UTE Lindero Atravesado

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Reserves Certification @ September 30, 2011
for YPF S.A.

Basin:	Neuquina	YPF S.A. Oil Interest:	37.50%

Province:	Neuquén	YPF S.A. Gas Interest:	37.50%

Country:	Argentina	Field Gas Usage:	7.50%

Operator	Pan American Energy	Sales Gas:	92.50%

		Royalty:	15.00%

A.	Cumulative Production to September 30, 2011

Oil						Gas
Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
80		80	4,414	(0)		53	34,194

B.	Gross Field Reserves @ September 30, 2011

	Oil						Gas
	Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
	Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
Proved
Developed Prod.	197		197	67			25	1,176
Developed Non-Prod.
Undeveloped

Sub-total Proved	197		197	67			25	1,176

C.	YPF S.A. Working Interest Reserves @ September 30, 2011

	Oil						Gas
	Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
	Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
Proved
Developed Prod.	74		74	25			10	441
Developed Non-Prod.
Undeveloped

Sub-total Proved	74		74	25			10	441

D.	Notes:

GCA Engineer:	RW

Approved:	DKM

Date:	31-Jan-12

Gaffney, Cline & Associates

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UTE Magallanes

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Reserves Certification @ September 30, 2011
for YPF S.A.

Basin:	Austral	YPF S.A. Oil Interest:	50% / 100%

Province:	Santa Cruz	YPF S.A. Gas Interest:	50% / 100%

Country:	Argentina	Field Gas Usage:	4.85%

Operator	Sipetrol	Sales Gas:	95.15%

		Royalty:	12.00%

A.	Cumulative Production to September 30, 2011

Oil						Gas
Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
7,503		7,503					8,772

B.	Gross Field Reserves @ September 30, 2011

	Oil						Gas
	Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
	Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
Proved
Developed Prod.	338		338					1,597
Developed Non-Prod.	869		869					3,223
Undeveloped

Sub-total Proved	1,207		1,207					4,820

C.	YPF S.A. Working Interest Reserves @ September 30, 2011

	Oil						Gas
	Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
	Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
Proved
Developed Prod.	184		184					910
Developed Non-Prod.	489		489					1,887
Undeveloped

Sub-total Proved	672		672					2,797

D.	Notes:	Working Interes is 50% up to concession end and 100% afterwards See individual sub-units

GCA Engineer:	RW

Approved:	DKM

Date:	31-Jan-12

Gaffney, Cline & Associates

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UTE Palmar Largo

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Reserves Certification @ September 30, 2011
for YPF S.A

.

Basin:	Noroeste	YPF S.A. Oil Interest:	30.00%

Province:	Formosa	YPF S.A. Gas Interest:	30.00%

Country:	Argentina	Field Gas Usage:	100.00%

Operator:	Pluspetrol	Sales Gas:

		Royalty:	12.00%

A.	Cumulative Production to September 30, 2011

Oil						Gas
Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
7,285		7,285				991	991

B.	Gross Field Reserves @ September 30, 2011

	Oil						Gas
	Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
	Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
Proved
Developed Prod.	309		309				72	72
Developed Non-Prod.
Undeveloped	65		65				15	15

Sub-total Proved	374		374				87	87

C.	YPF S.A. Working Interest Reserves @ September 30, 2011

	Oil						Gas
	Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
	Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
Proved
Developed Prod.	93		93				22	22
Developed Non-Prod.
Undeveloped	20		20				4	4

Sub-total Proved	112		112				26	26

D.	Notes:

GCA Engineer:	RW

Approved:	DKM

Date:	31-Jan-12

Gaffney, Cline & Associates

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UTE Puesto Hernández

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Reserves Certification @ September 30, 2011
for YPF S.A

.

Basin:	Neuquina	YPF S.A. Oil Interest:	61.55%

Province:	Mendoza/Neuquén	YPF S.A. Gas Interest:	61.55%

Country:	Argentina	Field Gas Usage:

Operator	Petrobras	Sales Gas:

		Royalty:	15.00%

A.	Cumulative Production to September 30, 2011

Oil						Gas
Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
25,695	41,875	67,569				6,016	7,211

B.	Gross Field Reserves @ September 30, 2011

	Oil						Gas
	Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
	Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
Proved
Developed Prod.		2,753	2,753
Developed Non-Prod.
Undeveloped		363	363

Sub-total Proved		3,116	3,116

C.	YPF S.A. Working Interest Reserves @ September 30, 2011

	Oil						Gas
	Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
	Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
Proved
Developed Prod.		1,694	1,694
Developed Non-Prod.
Undeveloped		223	223

Sub-total Proved		1,918	1,918

D.	Notes:

GCA Engineer:	RW

Approved:	DKM

Date:	31-Jan-12

Gaffney, Cline & Associates

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UTE Puesto Hernández Extensión

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Reserves Certification @ September 30, 2011
for YPF S.A.

Basin:	Neuquina	YPF S.A. Oil Interest:	100.00%

Province:	Mendoza/Neuquén	YPF S.A. Gas Interest:	100.00%

Country:	Argentina	Field Gas Usage:

Operator	Petrobras	Sales Gas:

		Royalty:	15.00%

A.	Cumulative Production to September 30, 2011

Oil						Gas
Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]

B.	Gross Field Reserves @ September 30, 2011

	Oil						Gas
	Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
	Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
Proved
Developed Prod.		2,366	2,366
Developed Non-Prod.
Undeveloped		82	82

Sub-total Proved		2,448	2,448

C.	YPF S.A. Working Interest Reserves @ September 30, 2011

	Oil						Gas
	Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
	Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
Proved
Developed Prod.		2,366	2,366
Developed Non-Prod.
Undeveloped		82	82

Sub-total Proved		2,448	2,448

D.	Notes:

GCA Engineer:	RW

Approved:	DKM

Date:	31-Jan-12

Gaffney, Cline & Associates

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UTE Ramos

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Reserves Certification @ September 30, 2011
for YPF S.A.

Basin:	Noroeste	YPF S.A. Oil Interest:	50.70%

Province:	Salta	YPF S.A. Gas Interest:	50.70%

Country:	Argentina	Field Gas Usage:	3.52%

Operator	Pluspetrol	Sales Gas:	96.48%

		Royalty:	12.00%

A.	Cumulative Production to September 30, 2011

Oil						Gas
Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
			7,066		3,743		60,305

B.	Gross Field Reserves @ September 30, 2011

	Oil						Gas
	Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
	Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
Proved
Developed Prod.				300		533		4,676
Developed Non-Prod.
Undeveloped

Sub-total Proved				300		533		4,676

C.	YPF S.A. Working Interest Reserves @ September 30, 2011

	Oil						Gas
	Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
	Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
Proved
Developed Prod.				152		270		2,371
Developed Non-Prod.
Undeveloped

Sub-total Proved				152		270		2,371

D.	Notes:

GCA Engineer:	RW

Approved:	DKM

Date:	31-Jan-12

Gaffney, Cline & Associates

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UTE Río Negro Norte

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Reserves Certification @ September 30, 2011
for YPF S.A.

Basin:	Neuquina	YPF S.A. Oil Interest:	35.00%

Province:	Río Negro	YPF S.A. Gas Interest:	35.00%

Country:	Argentina	Field Gas Usage:	31.00%

Operator	Pluspetrol	Sales Gas:	69.00%

		Royalty:	12.00%

A.	Cumulative Production to September 30, 2011

Oil						Gas
Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
2,520		2,520	6			309	463

B.	Gross Field Reserves @ September 30, 2011

	Oil						Gas
	Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
	Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
Proved
Developed Prod.	88		88	2			9	66
Developed Non-Prod.	14		14				3	3
Undeveloped

Sub-total Proved	101		101	2			11	69

C.	YPF S.A. Working Interest Reserves @ September 30, 2011

	Oil						Gas
	Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
	Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
Proved
Developed Prod.	31		31	1			3	23
Developed Non-Prod.	5		5				1	1
Undeveloped

Sub-total Proved	36		36	1			4	24

D.	Notes:

GCA Engineer:	RW

Approved:	DKM

Date:	31-Jan-12

Gaffney, Cline & Associates

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UTE San Roque

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Reserves Certification @ September 30, 2011
for YPF S.A.

Basin:	Neuquina	YPF S.A. Oil Interest:	34.11%

Province:	Neuquén	YPF S.A. Gas Interest:	34.11%

Country:	Argentina	Field Gas Usage:	1.72%

Operator	Total	Sales Gas:	98.28%

		Royalty:	15.00%

A.	Cumulative Production to September 30, 2011

Oil						Gas
Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
2,153		2,153	6,851	1,884	9,308	171	60,610

B.	Gross Field Reserves @ September 30, 2011

	Oil						Gas
	Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
	Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
Proved
Developed Prod.	313		313	863	490	4,054	4,355	15,586
Developed Non-Prod.
Undeveloped

Sub-total Proved	313		313	863	490	4,054	4,355	15,586

C.	YPF S.A. Working Interest Reserves @ September 30, 2011

	Oil						Gas
	Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
	Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
Proved
Developed Prod.	107		107	294	167	1,383	1,485	5,316
Developed Non-Prod.
Undeveloped

Sub-total Proved	107		107	294	167	1,383	1,485	5,316

D.	Notes:

GCA Engineer:	RW

Approved:	DKM

Date:	31-Jan-12

Gaffney, Cline & Associates

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UTE Tierra del Fuego

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Reserves Certification @ September 30, 2011
for YPF S.A.

Basin:	Neuquina	YPF S.A. Oil Interest:	30.00%

Province:	Tierra del Fuego	YPF S.A. Gas Interest:	30.00%

Country:	Argentina	Field Gas Usage:	7.98%

Operator	Total	Sales Gas:	92.02%

		Royalty:	12.00%

A.	Cumulative Production to September 30, 2011

Oil						Gas
Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
13,018	4,253	17,270	4,460	999	3,650	505	50,824

B.	Gross Field Reserves @ September 30, 2011

	Oil						Gas
	Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
	Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
Proved
Developed Prod.	654	181	835	186	297	594	95	7,400
Developed Non-Prod.
Undeveloped	48	48	48				1	1

Sub-total Proved	702	181	883	186	297	594	96	7,401

C.	YPF S.A. Working Interest Reserves @ September 30, 2011

	Oil						Gas
	Primary	Secondary	Total	Cond.	Gasoline	LPG	Solution	Total
	Mm3	Mm3	Mm3	Mm3	Mm3	Mm3	MMm[3]	MMm[3]
Proved
Developed Prod.	196	54	251	56	89	178	29	2,220
Developed Non-Prod.
Undeveloped	14		14				0	0

Sub-total Proved	211	54	265	56	89	178	29	2,220

D.	Notes:

GCA Engineer:	RW

Approved:	DKM

Date:	31-Jan-12

Gaffney, Cline & Associates

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Gaffney, Cline & Associates

APPENDIX II

AUDIT PROCESS DESCRIPTION

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C1900.01/RW/CG/ LT2071 YPF S.A.	Gaffney, Cline & Associates

DESCRIPTION OF THE AUDIT REVIEW

All of the YPF reserve statements were audited analyzing the basic information supplied, in the form of production databases on which decline curve analysis (DCA) could be applied to extrapolate the production of existing wells or elaborate type curves to estimate future production from proposed locations. The decline analysis includes a forecast of the water-oil ratio or oil cut projection to aid in controlling limits of the production forecasts.

Gas fields are better analyzed by extrapolation of the pressure behavior, so when data allowed, the reserves were estimated by material balance using updated static pressure data. Geological information in the form of structural and isopach maps, well logs, production tests, fluid laboratory tests and other pertinent information was used to assess both the reserve estimates and the classification/categorization of the proposed development program. What follows is a brief description of the methods used for reserve allocation in each of the audited areas.

Significant differences with YPF estimates were found in two areas: La Tapera-Puesto Quiroga and Río Negro Norte. These differences are included in the explanations.

Acambuco

The Acambuco area is comprised of two major gas fields, Macueta and San Pedrito in the Noroeste basin. They are operated by Pan American under the UTE Acambuco concession through 2/16/2040 and 10/26/2036 respectively. YPF owns a 22.5% working interest.

San Pedrito, with four wells produces some 2.5 MMm3/d gas. The main producing reservoirs are the Huamampampa, Icla and Santa Rosa formations of Devonian age. Proved Developed Producing reserves were estimated by decline analysis. Proved Undeveloped reserves were estimated for a late compression stage that would reduce the abandonment pressure. This estimation was performed through a nodal analysis that couples material balance with vertical and surface flow analysis.

In Macueta three wells produce from Icla and Huamampampa. The field is a continuation to the South of the San Alberto gas field in Bolivia. Here also Proved Developed Producing reserves were estimated by DCA. The development program includes drilling one additional well (#1004) and installing compression. The estimation of Proved Undeveloped reserves was done by nodal analysis and material balance, considering also the surface flow to the processing plant. The presence of water in the producers influences the expectations of recovery and the result of the pressure analysis was used to categorize the reserves.

Minor oil reserves exist in the area in Carboniferous formations. The San Pedro and Macueta Somero fields produce from one well each and have no further development plans. They volumes were estimated by DCA.

GCA found no material differences with the estimates presented by YPF in this area.

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C1900.01/RW/CG/ LT2071 YPF S.A.	Gaffney, Cline & Associates

Aguada Pichana

Aguada Pichana is a major gas and condensate field located in the Neuquina basin producing from the Mulichinco formation. YPF holds a 27.27% working interest. The gas comes with varying proportions of CO2 and a processing plant extracts gasoline and NGL.

The Proved Developed Producing reserve was estimated by DCA. The field is divided in a main area called Aguada Pichana which is being developed toward the west (AP West, Cañadón de la Zorra and Las Cárceles) and a second area called Aguada Pichana North (APN) with extensions to the west (APN Phase 1 and Phase 2). Some of the recent development areas (AP West, CDZ and Las Cárceles) have been approved by the government as Gas Plus areas, allowing for a deregulated gas sales price for the wells in those areas.

Several wells were drilled and tested and are awaiting hook up. Their expected recovery has been categorized as Proved Developed Non Producing reserves. Future drilling locations were evaluated according to the behavior of existing production. One location in APN categorized as Proved Undeveloped was considered too far from production and eliminated from the reserve class entirely.

Although GCA found some differences in the classification and/or categorization of locations in the development program, the final difference in the aggregated reserve estimates was not significant.

Aguaragüe

Aguaragüe is an area on the Noroeste basin producing gas, oil and condensate, operated by Tecpetrol through 11/14/2017. YPF holds a 30% working interest. There are three main gas fields, Aguaragüe (Santa Rosa-Icla formations), Chango Norte-La Porcelana (Huamampampa formation) and Campo Durán (Tupambi, San Telmo and Las Peñas formations), and five minor fields containing varying quantities of oil and gas.

The main gas fields identified above have Proved Developed Producing reserves estimated by DCA. Proved Undeveloped reserves were assigned to three drilling locations in Campo Durán Tupambi. The volumes were estimated through material balance that considered the past gas re-injection in the formation.

Of the minor fileds, Madrejones produces gas from Tupambi formation. Río Pescado, Lomitas Bloque Bajo, Tranquitas Somero and Altos de Yariguarenda are oil fields. Each only has Proved Developed Producing reserves, estimated by DCA and no additional development program.

GCA did not find significant differences with YPF estimates.

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C1900.01/RW/CG/ LT2071 YPF S.A.	Gaffney, Cline & Associates

CNQ7A- CNQ7

CNQ7 and CNQ7A blocks extend across Mendoza and La Pampa provinces in the Neuquina basin and are composed of five fields: CNQ7, El Corcobo Norte, Jagüel Casa de Piedra, Cerro Huanul Sur all in Mendoza and Puesto Pinto in La Pampa. They are operated by Pluspetrol through 8/10/2029 in the case of CNQ7 (Mendoza) and 7/16/2033 (Mendoza) and 9/11/2033 (La Pampa) respectively, in the case of CNQ7A. YPF participates with 30.01% working interest in CNQ7 and 50.0 % in CNQ7A.

The fields produce from the Centenario formation. CNQ7A block produces about 3.900 m3/d of oil from 429 wells and injects 14,500 m3/d of water into 209 injectors. Most of the four fields are subjected to water injection. Proved Developed Producing reserves were extrapolated by DCA in both areas by using exponential decline trends by well.

As most of each field is subjected to water flooding, it is expected that as the oil production rate reduces with time, the future oil decline rate will also reduce, resulting in a higher recovery than evidenced in the previous PDP estimate. YPF conducted a secondary recovery estimation using the Sahara software, which enables estimating residual oil saturation per pattern and per layer. The resulting estimate of incremental volume is referred to as Pending Performance and categorized as Proved Undeveloped.

Proved Undeveloped reserves were also assigned to a drilling development program to complete marginal injection patterns. Estimates of reserves for these locations were performed through type wells with areas differentiated by net pay thickness and qualifying locations according to neighbor producer’s behavior.

.GCA did not find significant differences with YPF proved estimates in the CNQ7 nor in the CNQ7A block.

El Tordillo – La Tapera – Puesto Quiroga

El Tordillo and La Tapera – Puesto Quiroga (LT-PQ) are neighboring blocks that produce oil and gas from the Bajo Barreal, Castillo and D129 formations of the San Jorge basin. They are operated by Tecpetrol under two different concessions through 11/14/2017 and 7/29/2017 respectively. YPF participates with a 12.196% working interest.

Proved Developed Producing reserves were estimated by DCA by groups of wells. In El Tordillo, primary wells were grouped by vintage and secondary wells grouped by area. In LT-PQ all wells produce by primary depletion.

Proved Developed Non Producing reserves were assigned to a workover program to recover behind pipe oil scheduled in the period 2012-2015. Reserves were estimated through workover type wells differentiating primary (deep and shallow) and secondary wells.

In El Tordillo, GCA agreed with the categorization of 42 locations as Proved Undeveloped presented by YPF with deep objectives (Blocks C and G) and one location to shallow formations. Also GCA accepted the reserve estimates based on type wells and the behavior of neighboring producers. Most of the locations are infill or first step outs from producers. The development program spans the period 2012-2016.

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C1900.01/RW/CG/ LT2071 YPF S.A.	Gaffney, Cline & Associates

.

In LT-PQ YPF presented five Proved Undeveloped locations, GCA found that the Proved Undeveloped locations in Puesto Quiroga could not be located in the maps and therefore removed them from the total Proved Undeveloped. The reserves reduction caused by removing these locations resulted in a significant percentage difference between GCA and YPF in the LT-PQ block reserves. Although the difference in percentage is large, the amount of the reduction is small compared with other areas, such as El Tordillo.

La Yesera

The La Yesera field produces volatile oil and solution gas from the Precuyano formation of the Neuquina Basin with three producing wells. Chevron operates the field since its discovery in 2001 though a concession contract that ends on 1/1/2030. YPF participates with 35% working interest.

Developed Producing reserves were estimated by DCA. As the fluid is highly under saturated, the Proved reserves were limited to the time at which the estimated field bubble point field pressure would be reached.

GCA agreed with the estimates and presents no significant difference with YPF.

Lindero Atravesado

Lindero Atravesado is a primarily gas and condensate field discovered by Esso in 1961 and now operated by Pan American until 11/8/2026. YPF participates with 37.5 % working interest. The field produces gas and condensate from the Sierras Blancas formation and oil from the Lotena formation.

The area is divided in two main sub-areas, LA Oriental and LA Occidental. Proved Developed Producing reserves were estimated by DCA in each of the sub-areas.

GCA agreed with the YPF estimates.

Magallanes

The Magallanes area produces gas and oil from the Springhill formation of the Austral Basin, offshore Argentina. It is operated by Sipetrol through 11/14/2017. YPF holds a 50.0 % working interest. The area has five platforms and was producing 850,000 m3/d gas and 300 m3/d oil from 17 wells.

Gas reserves were estimated through material balance performed for each platform with a pressure and production data base measured from 1993 through 2008. The initial pressure of 167 Kg/cm2 had declined to some 115 Kg/cm2 in 2008. At present rates, YPF’s estimated abandonment pressure of 40 Kg/cm2 will not be reached by the time the concession expires. The estimated future production should be easily obtained from a pressure decline perspective. However from a productivity perspective, GCA noticed that production reduced significantly after 2008, when a fire in the main platform reduced the gas handling capacity of 2.4 million m3/d.

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YPF explained that recently the platform was repaired, and the production rate is increasing with expectation for full recovery of the capacity and hence of the production plateau.

At the effective date of the reserve estimates, September 30, 2011, the Proved Developed Producing reserves should be reduced, and the volumes related to the production capacity recovery should be categorized as Proved Developed Non Producing. While GCA estimated the split of the reserves between these categories, the total Proved Developed reserve coincides with the YPF estimate.

There is no other development activity planned in the area.

Palmar Largo

The Palmar Largo area encompasses ten oil fields of the Noroeste Basin with eight of them in the Formosa province and two, Balbuena Este and Tartagal Oeste, in the Salta province, all producing from the Yacoraite Cretaceous formation. Presently producing fields are the main Palmar Largo Estructura1 field, Ramón Lista, Balbuena Este, Cañada Rica, and El Potrillo fields. Puesto La Entrada, El Chorro, Tartagal Oeste, La Tigra Norte and El Molino are shut in and have no reserves. The area is operated by Pluspetrol through 11/15/2017 and YPF participates with a 30.0% working interest.

Proved Developed Producing reserves were estimated by DCA. Proved Undeveloped reserves were assigned to the infill drilling of a side track of well PL-10 in the main Estructura1 field. The reserve volume was estimated by analogy with neighboring wells.

GCA agreed with the YPF estimated reserves.

Puesto Hernandez

Puesto Hernández is a mature oil field discovered by YPF in November 1961, now operated by Petrobras. It extends across Neuquén and Mendoza provinces having different concessions through 11/14/2027 (Neuquén) and 11/14/2017 (Mendoza). YPF holds a 61.55% working interest through 2016 when the joint venture finalizes. After that date YPF will hold 100% participation up to the concession expiry.

The field produces 2,100m3/d oil through 742 production and 449 injection wells. It is under a major water injection program. The produced gas has high CO2 content and is injected in a neighboring field. The gas is not a reserve. Producing formations are Avilé, Agrio, Rayoso and La Tosca.

Proved Developed Producing reserves were estimated by DCA applied to group of wells distinguishing primary from secondary. Primary wells were grouped by vintage and wells with recent repairs have been grouped separately. Most of the extrapolations were performed with exponential trends, with exceptions in the Agrio and Rayoso formations where water injection is more intensive. In these cases plots of water-oil ratio versus cumulative oil production were used. The extrapolation was applied declining the total fluid production

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Proved Undeveloped reserve was assigned to a workover campaign that is being performed systematically as maintenance of the injection program. The estimate was based on workover type well and applied to a program of 75 interventions over the next two years.

GCA agreed with the estimates both for the joint venture period and for the balance of the exploitation concession.

Ramos

The Ramos area produces gas and condensate from the Devonian Huamampampa, Icla and Santa Rosa formations. The field is operated by Pluspetrol and YPF participates with a direct 27.75% working interest and also with an indirect 22.95 % working interest through its share in Pluspetrol Energy. The concession contract expires on 1/22/2026.

The Ramos reservoirs extend to the South into the neighboring Aguaragüe area in the Chango Norte-La Porcelana field. Taking this into account, YPF analyzed a material balance by reservoir unifying all three fields. GCA observed that it is very likely that there was some misallocation of production from some commingled producing wells. Some Icla production seems to be wrongly attributed to Huamampampa. Also the split between concessions appears to be unbalanced due to reducing the Ramos contribution excessively. Therefore the results of the material balance analysis were taken only as indicative.

Proved Developed Producing reserves were estimated by DCA by well for each of the formations. GCA agreed with these estimates. There is no other source of reserves in Ramos.

Río Negro Norte

The Río Negro Norte area produces from Precuyano, Lajas and Punta Rosada formations of the Neuquina Basin. Presently it has 29 producers and 15 water injection wells, producing 144 m3/d of oil with 95% water cut. It is operated by Chevron through a concession contract that expires on 2/26/2024, and YPF participates with a 35.0% working interest. In the area there are ten different fields: Anticlinal de María, Anticlinal de María Occidental, Anticlinal Viejo, Cerro Solo, El Látigo, El Látigo Occidental, El Solitario Sur, Loma de María, Loma Negra and Loma Negra Precuyano.

Proved Developed Producing reserves were estimated by DCA by well, with exponential extrapolations. Proved Developed Non-Producing reserves were estimated for six shut in wells that are expected to be connected in 2011. The reserves of these wells were estimated as an extrapolation of their individual previous production history.

The economic limit test in Río Negro Norte for the Proved Developed case gave a limit in 2015. YPF stated its estimates prior to testing the economic limit, hence the difference between GCA and YPF is very noticeable. Therefore overall differences are the result of economic limit testing.

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San Roque

The San Roque block includes three fields: Aguada San Roque that produces gas and condensate, Loma las Yeguas producing oil, gas and condensate and Rincón Chico producing free gas. They are operated by Total through 11/14/2027 and YPF participates with a 34.11% working interest. The fields produce from volcanic intrusive into the source rock Quintuco-Vaca Muerta and also from clastic layers of the Mulichinco formation. Also some Centenario formation layers were found to be productive (Nivel A and Nivel C or Avilé).

Proved Developed Producing reserves were obtained by DCA by well for oil and gas products. Yields of plant products were estimated from recent historic values. GCA found that YPF did not include in its statement the oil Proved Developed Producing reserve of Loma las Yeguas. This omission accounts for the main difference, but when included in total equivalent barrels, it is a small portion of the San Roque Proved reserve.

There is no further source of reserve. The difference between GCA and YPF is small and positive.

Tierra del Fuego

The Tierra del Fuego area is located in the Austral basin, Tierra del Fuego province and is operated by Petrolera Lago Fuego (subsidiary of Apache). YPF participates with a 30% working interest through a concession contract that expires on 11/14/2017. The fields in the area produce from the Springhill Upper Cretaceous formation. San Sebastián is a major gas field, and the other fields are Cañadón Piedras, Cabo Nombre, Bajo Grande, Sección Baños, and La Sara. Los Chorrillos is a separate unit that expires on 4/10/2016.

Proved Developed Producing reserves were estimated by DCA applied to group of wells or fields in the area. GCA agreed with the extrapolations.

There are several drilling and workover proposals that constitute an ongoing development plan. Proved Undeveloped reserves were assigned to two locations in Bajo Guadaloso field inside Chorrillos. Estimated volumes were obtained by type well obtained from the same field production history.

This program was reviewed and GCA obtained values very similar to YPF.

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APPENDIX III

STATEMENT OF QUALIFICATIONS

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Statement of Qualifications D. K. Morgan

D.K. Morgan is one of GCA’s Senior Technical Managers and was responsible for overseeing the preparation of the audit. Mr. Morgan has over 43 years of diversified international industry experience mainly in reservoir-engineering, geology, reserves estimates, project development, economics and training in the assessment, classification and reporting of reserves and resources. Over the past 6 years he has been responsible for project review and oversight for GCA’s Houston office as it including the reserves audits conducted on behalf of Repsol YPF S.A. and YPF S.A. He is a member of the Society of Petroleum Engineers (SPE) and holds a petroleum engineering degree from Marietta College.

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APPENDIX IV

SEC DEFINITIONS FOR OIL AND GAS RESERVES

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)

DEFINITIONS FOR OIL AND GAS RESERVES

Proved Oil and Gas Reserves

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

(i)	Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation tests. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

(ii)	Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

(iii)	Estimates of proved reserves do not include the following: (A) oil that may become available from know reservoirs, but is classified separately as "indicated additional reserves"; (B) crude oil, natural gas and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors: (C) crude oil, natural gas, and natural gas liquids that may occur in undrilled prospects; and (D) crude oil, natural gas and natural gas liquids that may be recovered from oil shales, coal, gilsonite and other such sources.

Proved Developed Oil and Gas Reserves

Proved developed oil and gas reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved Undeveloped Reserves

Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves or undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.